Virtus ETF Trust II 485BPOS

Exhibit 99(h)(15)

FEE WAIVER AGREEMENT

Virtus ETFis Trust II

This Agreement is made by Virtus ETF Advisers LLC (the "Adviser"), investment adviser to the Virtus Seix Senior Loan ETF (the "Fund"), a series of Virtus ETF Trust II (the "Trust"), effective as of September 1, 2022.

WHEREAS, the Trust is a Delaware statutory trust organized under the Certificate of Trust ("Trust Instrument"), dated July 14, 2015, and is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management company of the series type; and

WHEREAS, the Fund is a series of the Trust; and

WHEREAS, the Trust, on behalf of the Fund, and the Adviser have entered into an Investment Advisory Agreement (the "Advisory Agreement") pursuant to which the Adviser provides investment advisory services to the Fund; and

WHEREAS, the Adviser has determined that it is appropriate and in the best interests of the Fund and its shareholders to waive a portion of its management fee, and, therefore, has entered into this Agreement.

NOW, THEREFORE, by execution of this Agreement, intending to be legally bound hereby, the Adviser agrees as follows:

1.	Fee Waiver.

The Adviser hereby agrees to waive a portion of the Fund's management fee equal to 0.01% of the Fund's average daily net assets commencing on September 1, 2022.

2.	Termination of Agreement.

(a)       This Agreement may be terminated during the term of the Agreement by the Adviser or the Trust, without payment of any penalty, upon ninety (90) days prior written notice to the other at its principal place of business; provided that, in the case of termination by the Trust, such action shall be authorized by resolution of a majority of the Trustees of the Trust who (i) are not "interested persons" of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement, or by a vote of a majority of the outstanding voting securities of the Fund. Any termination pursuant to this paragraph 2(a) shall become effective on the date as specifically agreed upon by the Adviser and the Trust.

(b)       Notwithstanding Section 2(a) of this Agreement, neither the Trust nor the Adviser may terminate this Agreement without requesting and receiving approval of the Board of Trustees of the Trust.

IN WITNESS WHEREOF, the Adviser has caused this Agreement to be effective as of the day and year first above written.

VIRTUS ETF ADVISERS LLC

By:	/s/ Brinton W. Frith
Brinton W. Frith, President

ACCEPTED BY:

VIRTUS ETF TRUST II, ON BEHALF
OF VIRTUS SEIX SENIOR LOAN ETF

By:	/s/ William J. Smalley
William J. Smalley, President